Ohr Pharmaceutical, Inc. 8-K

Exhibit 99.1

Ohr Pharmaceutical Reports Financial Results for the Fiscal Second Quarter of 2019

Preliminary proxy materials for the proposed merger with NeuBase Therapeutics filed with the SEC; Stockholder vote is expected to occur in the middle of calendar 2019

NEW YORK, May 15, 2019 -- Ohr Pharmaceutical, Inc. (Nasdaq: OHRP) (the “Company” or “Ohr”) today reported financial results for the three and six month periods ended March 31, 2019.

“We continue to be excited by the opportunity to merge with NeuBase Therapeutics, a privately-held biotechnology company developing next-generation antisense therapeutics, which we believe offers the best opportunity to generate value for our stockholders. A special meeting for Ohr stockholders to vote on the proposed merger with NeuBase is currently on track to occur in the middle of calendar 2019.” said Jason Slakter, M.D., chief executive officer of Ohr Pharmaceutical.

Financial Results for the Second Quarter of FY 2019 ended March 31, 2019:

●	For the three months ended March 31, 2019, the Company reported a net loss of approximately $1.1 million, or ($0.40) per share, compared to a net loss of approximately $2.2 million, or ($0.77) per share, in the three months ended March 31, 2018. Loss per share amounts have been retroactively adjusted for the reverse stock split effected on February 4, 2019.
●	For the three months ended March 31, 2019, total operating expenses were approximately $1.2 million, consisting of approximately $0.9 million in general and administrative expenses, $0.1 million of research and development expenses, and $0.2 million in depreciation and amortization. This compares to total operating expenses of $2.2 million in the three months ended March 31, 2018, comprised of approximately $0.6 million in general and administrative expenses, $1.8 million in research and development expenses, $0.3 million in depreciation and amortization, $0.7 million in loss on impairment of goodwill, and a $1.2 million gain on settlement of liabilities.
●	At March 31, 2019, the Company had cash and cash equivalents of approximately $2.1 million, compared to cash and equivalents of approximately $3.8 million at September 30, 2018.

Financial Results for the Six Months Ended March 31, 2019:

●	For the six months ended March 31, 2019, the Company reported a net loss of approximately $2.0 million, or ($0.72) per share, compared to a net loss of approximately $6.3 million, or ($2.25) per share, in the same period of 2018. Loss per share amounts have been retroactively adjusted for the reverse stock split effected on February 4, 2019.
●	For the six months ended March 31, 2019, total operating expenses were approximately $2.1 million, consisting of approximately $1.6 million in general and administrative expenses, $0.2 million of research and development expenses, and $0.3 million in depreciation and amortization. This compares to total operating expenses of approximately $6.4 million in the same period of 2018, consisting of approximately $2.1 million in general and administrative expenses, $4.2 million of research and development expenses, $0.6 million in depreciation and amortization, $0.7 million in impairment of goodwill, and $1.2 million in gain on settlement of accounts payable and long term liabilities.

Merger Agreement with NeuBase

On January 3, 2019, Ohr announced entering into a definitive merger agreement with NeuBase under which the stockholders of NeuBase would become the majority holders of the combined company. The proposed merger will create a public company focused on advancing NeuBase’s peptide-nucleic acid (PNA) antisense oligonucleotide (PATrOL™) technology platform for the development of therapies to address severe and currently untreatable diseases caused by genetic mutations. The proposed merger has been approved by the board of directors of both companies.

On a pro forma basis and based upon the number of shares of Ohr common stock to be issued in the merger, current Ohr stockholders will own approximately 15% of the combined company and NeuBase stockholders will own approximately 85% of the combined company, after accounting for the additional NeuBase financing transaction. The actual allocation will be subject to adjustment based on Ohr’s and NeuBase’s cash balance at the time of closing and the amount of the additional financing consummated by NeuBase at or before the closing of the proposed merger. Certain members and affiliates of the board of directors and management of Ohr and NeuBase have irrevocably committed to invest in the additional NeuBase financing.

The proposed merger is subject to the approval of Ohr’s stockholders and the satisfaction or waiver of other customary conditions. In connection with the proposed merger, Ohr recently filed with the SEC a pre-effective amendment to its registration statement on Form S-4, which included a joint proxy statement/prospectus.

About NeuBase Therapeutics

NeuBase Therapeutics, Inc. is developing its modular peptide-nucleic acid antisense oligonucleotide (PATrOL™) platform to address genetic diseases caused by mutant proteins with a single, cohesive approach. The systemically-deliverable PATrOL therapies have the potential to improve upon current gene silencing treatments by combining the advantages of synthetic approaches with the precision of antisense technologies. NeuBase intends to use its platform to address repeat expansion disorders, with an initial focus on Huntington’s Disease and Myotonic Dystrophy, as well as other dominant genetic disorders.

Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed merger, Ohr has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that contains a joint proxy statement/prospectus. Investors and security holders of Ohr are urged to read these materials because they contain important information about NeuBase, Ohr and the proposed merger. The joint proxy statement/prospectus, and other relevant materials, and any other documents filed by Ohr with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the registration statement on Form S-4 that contains a joint proxy statement/prospectus by directing a written request to: Ohr Pharmaceutical, Inc., 800 Third Avenue, 11th Floor, New York, NY 10022, Attention: Corporate Secretary. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

The Company and its directors and executive officers and NeuBase and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the proposed merger has been included in the joint proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of the Company is also included in the Company’s Annual Report on Form 10-K for the year ended September 30, 2018 and the proxy statement for the Company’s 2018 Annual Meeting of Stockholders. These documents are available free of charge at the SEC web site (www.sec.gov) and from the Company, Attn: Corporate Secretary, at the address described above.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act.  These forward-looking statements include, among other things, statements regarding the structure, timing and completion of the proposed merger; the combined company's listing on Nasdaq upon the closing of the proposed merger; the financial position and cash balance of the combined company; expectations regarding ownership structure of the combined company; the future operations of the combined company and its ability to successfully initiate and complete clinical trials and achieve regulatory milestones; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; that the proposed merger will close and will enable the combined company to participate in the possible success of the combined company’s product candidates; that the product candidates have the potential to address critical unmet needs of patients with serious diseases and conditions; and the executive and board structure of the combined company.  These forward-looking statements are distinguished by use of words such as “will,” “would,” “anticipate,” “expect,” “believe,” “designed,” “plan,” or “intend,” the negative of these terms, and similar references to future periods.  These views involve risks and uncertainties that are difficult to predict and, accordingly, our actual results may differ materially from the results discussed in our forward-looking statements.  Our forward-looking statements contained herein speak only as of the date of this press release.  Factors or events that we cannot predict, including those described in the risk factors contained in our filings with the SEC, may cause our actual results to differ from those expressed in forward-looking statements. Ohr and the combined company may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements, and you should not place undue reliance on these forward-looking statements. Because such statements deal with future events and are based on Ohr’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Ohr or the combined company could differ materially from those described in or implied by the statements in this press release, including: the risk that the conditions to the closing of the transaction are not satisfied, including the failure to timely or at all obtain stockholder approval for the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each of Ohr and NeuBase to consummate the transaction; risks related to the combined company’s ability to correctly manage its operating expenses and its expenses; risks related to the market price of Ohr’s common stock relative to the exchange ratio; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger transaction; combined company’s plans to develop and commercialize its product candidates, including NT0100 and NT0200; the timing of initiation of combined company’s planned clinical trials; the timing of the availability of data from combined company’s clinical trials; the timing of any planned investigational new drug application or new drug application; combined company’s plans to research, develop and commercialize its current and future product candidates; the clinical utility, potential benefits and market acceptance of combined company’s product candidates; combined company’s commercialization, marketing and manufacturing capabilities and strategy; the combined company’s ability to protect its intellectual property position; and the requirement for additional capital to continue to advance these product candidates, which may not be available on favorable terms or at all, as well as those risks discussed under the heading "Risk Factors" in Ohr’s most recent Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, and in any subsequent filings with the SEC. Except as otherwise required by law, Ohr disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

Ohr Pharmaceutical Contact:
Investor Relations
OP: 212-682-8452
ir@ohrpharmaceutical.com